United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2016

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale sells an additional gold stream in copper concentrate from its Salobo mine

Rio de Janeiro, August 2nd, 2016 — Vale S.A. (Vale) informs that it has entered into an agreement with Silver Wheaton (Caymans) Ltd. (Silver Wheaton), a wholly-owned subsidiary of Silver Wheaton Corp. (SLW), a Canadian company traded on the TSX and NYSE, to sell an additional 25% premium of the payable gold stream in copper concentrate from the Salobo copper mine for the life of the mine.

The original purchase agreement of February 2013 has been amended to provide for the additional 25% premium of the gold stream in copper concentrate from Salobo copper mine, reaching a total of 75%. Vale will receive: (i) an initial cash payment of US$ 800 million; (ii) approximately US$ 23 million in option value from a reduction of the exercise price, from US$ 65.00 to US$ 43.75,  of the 10 million warrants of SLW held by Vale since 2013 and maturing in 2023; and (iii) future cash payments for each ounce of gold delivered to Silver Wheaton under the agreement, equal to the lesser of US$ 400 per oz (plus a 1% annual adjustment from 2019 onwards) and the prevailing market price.

Vale may also receive an additional cash payment contingent on its decision to expand its capacity to process Salobo copper ores to more than 28 Mtpy before 2036. Salobo I and Salobo II, which are ramping up, will have a total capacity to process 24 Mtpy of run-of-mine (ROM). The contingent additional cash payment could range from US$ 113 million to US$ 953 million depending on ore grade, timing and size of the expansion.

There is no firm commitment from Vale to quantities delivered — Silver Wheaton is entitled not to specific volumes but to a percentage of the premium of the gold stream in copper concentrate from Salobo and thus bears the operational risk, both on the upside and on the downside. As for the risk of price volatility, Vale is subject to gold price risk for the Silver Wheaton’s deliveries only if the market price drops below the US$ 400/oz trailing payment.

Consistently with its strategy of creating shareholder value and strengthening its balance sheet, Vale will use the proceeds from the sale to reduce its debt position.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: August 02, 2016		Director of Investor Relations